

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2022

Connor Haley
Managing Partner
Alta Fox Capital Management, LLC
640 Taylor Street, Suite 2522
Forth Worth, TX 76102

> **Re: Hasbro, Inc.**
> **Definitive Additional Material filed on May 19, 2022**
> **Filed by Alta Fox Opportunities Fund, LP, Alta Fox Capital Management, LLC, Connor Haley et al.**
> **File No. 001-06682**

Dear Mr. Haley:

We have reviewed your soliciting material filed on May 19, 2022 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Definitive Additional Material filed on May 19, 2022

General

1. The soliciting material includes the statement that "Hasbro's deceptive analysis also fails to mention that the only reason management earned a substantial performance equity payout in FY21 was because of ***drastic cuts to cumulative performance targets taken in FY21***. Specifically, ***in FY21 Hasbro's Board lowered*** management's 3-year revenue target by 8%, cumulative EPS target by 18%, and ROIC margin by 80 basis points from the prior year" (emphasis added). It is our understanding that Hasbro's Board took no action in FY21 to cut or lower these performance targets, which were set in the first quarter of FY19 and have remained unchanged since then. Please advise or revise. To the extent you are not able to provide support for such statement, and given the impact such statement may have on an investor's voting decision with respect to both Proposals 1 and 2, please file and disseminate appropriate corrective disclosure acknowledging that

Hasbro's Board did not cut the FY19-FY21 performance targets at any point after they were set in FY19.

2.   The soliciting material also includes the statements that "Hasbro's shareholders *underperformed the S&P 500 by >500%* since refusing to be acquired by Mattel in 1996" and "Hasbro's shareholders *underperformed the S&P 500 by nearly 300%* following Hasbro's refusal of Provide Equity Partners" (emphasis added). Please supplementally provide support for such statements, including the measurement dates used to calculate these figures, and to the extent you make such statements in future soliciting materials, please include the specific measurement dates used.

 Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Sebastian Alsheimer